EXHIBIT 3.2



                                January 20, 1998








Bank of New York
Unit Investment Trust Division
101 Barclay Street
New York, New York  10286

Ranson & Associates, Inc.
250 North Rock Road, Suite 150
Wichita, Kansas 67206


     Re:        Ranson Unit Investment Trusts, Series 64
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Ladies/Gentlemen:

     We have acted as special counsel for Ranson & Associates, Inc., Depositor of Ranson Unit Investment Trusts, Series 64 (the "Trust"), in connection with the issuance of units of fractional undivided interest in the Trust, under a Trust Agreement dated January 20, 1998 (the "Indenture") between Ranson & Associates, Inc., as Depositor, and Bank of New York, as Trustee.

     In this connection, we have examined the Registration Statement, the form of Prospectus proposed to be filed with the Securities and Exchange Commission, the Indenture and such other instruments and documents as we have deemed pertinent. For purposes of the following opinion, it is assumed that each asset and the Trust is debt the interest on which is excluded from gross income for federal income tax purposes.

     Based upon the foregoing and upon an investigation of such matters of law as we consider to be applicable, we are of the opinion that, under existing Federal income tax law:

         (i) The Trust is not an association taxable as a corporation but will be governed by the provisions of subchapter J (relating to trusts) of Chapter 1, Internal Revenue Code of 1986 (the "Code").

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        (ii)   Each Certificateholder will be considered as owning a pro rata share of each asset of the Trust in the proportion that the number of units held by him bears to the total number of units outstanding. Under Subpart E, Subchapter J of Chapter 1 of the Code, income of the Trust will be treated as income of each Certificateholder in the proportion described, and an item of Trust income will have the same character in the hands of a Certificateholder as it would have in the hands of the Trustee. Accordingly, to the extent that the income of the Trust consists of interest excludable from gross income under Section 103 of the Code, such income will be excludable from Federal gross income of the Certificateholders, except in the case of a Certificateholder who is a substantial user (or a person related to such user) of a facility financed through issuance of any industrial development bond or certain private activity bonds held by the Trust. In the case of such Certificateholder who is a substantial user (and no other) interest received with respect to his units attributable to such industrial development bonds or such private activity bonds is includible in his gross income. However, the interest on certain Bonds held by the Trust ("specified private activity bonds," within the meaning of Section 57(a)(5) of the Code) shall constitute a specific item of tax preference for purposes of the alternative minimum tax applicable to all Certificateholders, including individuals. As a result, such interest income may be subject to the alternative minimum tax. Moreover, in the case of certain corporations, interest on all of the Bonds other than any "specified private activity bonds" (which is included in computing the alternative minimum tax as described above) held by the Trust is included in computing the alternative minimum tax pursuant to Section 56(c) of the Code, and the branch profits tax imposed by Section 884 of the Code with respect to U.S. branches of foreign corporations.

       (iii) Gain or loss will be recognized to a Unitholder upon redemption or sale of his units. Such gain or loss is measured by comparing the proceeds of such redemption or sale with the adjusted basis of the Units represented by his Certificate. If a Bond is acquired with accrued interest, that portion of the price paid for the accrued interest is added to the tax basis of the Bond. When this accrued interest is received, it is treated as a return of capital and reduces the tax basis of the Bond.
     If a Bond is purchased for a premium, the amount of the premium is added to the tax basis of the Bond. Bond premium is amortized over the remaining term of the Bond, and the tax basis of the Bond is reduced each year by the amount of the premium amortized in that tax year. Accordingly, Unitholders must reduce the tax basis of their Units for their share of accrued interest received by the respective Trust, if any, on Bonds delivered after the Unitholders pay for their Units to the extent that such interest accrued on such Bonds before the date the Trust acquired ownership of the Bonds (and the amount of this reduction may exceed the amount of accrued interest paid to the seller) and, consequently, such Unitholders may have an increase in taxable gain or reduction in capital loss upon the disposition of such Units. In addition, such basis will be increased by the Unitholder's aliquot share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each Bond held by the Trust with

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     respect to which there was original issue discount at the time the Bond was issued (or which was purchased with market discount) and reduced by the annual amortization of bond premium, if any, on Bonds held by the Trust.

        (iv) If the Trustee disposes of a Trust asset (whether by sale, payment on maturity, redemption or otherwise) gain or loss is recognized to the Certificateholder and the amount thereof is measured by comparing the Certificateholder's aliquot share of the total proceeds from the transaction with his basis for his fractional interest in the asset disposed of. Such basis is ascertained by apportioning the tax basis for his units among each of the Trust assets (as of the date on which his units were acquired) ratably according to their values as of the valuation date nearest the date on which he purchased such units. A Certificateholder's basis in his units and of his fractional interest in each Trust asset must be reduced by the amount of his aliquot share of interest received by the Trust, if any, on bonds delivered after the Certificateholder's settlement date to the extent that such interest accrued on the bonds during the period from the Certificateholder's settlement date to the date such bonds are delivered to the Trust, must be reduced by the annual amortization of bond premium, if any, on bonds held by the Trust and will be increased by the Certificateholder's share of the accrued original issue discount (and market discount, if the Unitholder elects to include market discount in income as it accrues) with respect to each bond which, at the time the bond was issued, had original issue discount (or which was purchased with market discount).

         (v) In the case of any Bond held by the Trust where the "stated redemption price at maturity" exceeds the "issue price", such excess shall be original issue discount. With respect to each Certificateholder, upon the purchase of his Units subsequent to the original issuance of Bonds held by the Trust, Section 1272(a)(7) of the Code provides for a reduction in the accrued "daily portion" of such original issue discount upon the purchase of a Bond subsequent to the Bond's original issue, under certain circumstances. In the case of any Bond held by the Trust the interest on which is excludable from gross income under Section 103 of the Code, any original issue discount which accrues with respect to the bonds will be treated as interest which is excludable from gross income under Section 103 of the Code.

     Sections 1288 and 1272 of the Code provide a complex set of rules governing the accrual of original issue discount. These rules provide that original issue discount accrues either on the basis of a constant compound interest rate or ratably over the term of the bond, depending on the date the Bond was issued.
In addition, special rules apply if the purchase price of a bond exceeds the original issue price plus the amount of original issue discount which would have accrued to prior owners. The application of these rules will also vary depending on the value of the Bond on the date a Certificateholder acquires his Units, and the price the Certificateholder pays for his Units.

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     Because the Trust includes some "specified private activity bonds" within the meaning of Section 57(a)(5) of the Code issued on or after August 8, 1986, that portion of the Trust Fund's interest income attributable to such Bonds shall be treated as a specific item of tax preference when computing the alternative minimum tax for all taxpayers, including individuals.

     In the case of corporations, for taxable years beginning after December 31, 1986, the alternative minimum tax and the Superfund Tax depend upon the corporation's alternative minimum taxable income ("AMTI"), which is the corporation's taxable income with certain adjustments. Pursuant to Section 56(c) of the Code, one of the adjustment items used in computing AMTI of a corporation (other than an S Corporation, Regulated Investment Company, Real Estate Investment Trust or REMIC) for taxable years beginning after 1989, is an amount equal to 75% of the excess of such corporation's "adjusted current earnings" over an amount equal to its AMTI (before such adjustment item and the alternative tax net operating loss deduction). "Adjusted current earnings" includes all tax-exempt interest, including interest on all Bonds in the Trust, and tax-exempt original issue discount.

     Effective for tax returns filed after December 31, 1987, all taxpayers are required to disclose to the Internal Revenue Service the amount of tax-exempt interest earned during the year.

     Section 265 of the Code provides for a reduction in each taxable year of 100 percent of the otherwise deductible interest on indebtedness incurred or continued by financial institutions, to which either Section 585 or Section 593 of the Code applies, to purchase or carry obligations acquired after August 7, 1986, the interest on which is exempt from Federal income taxes for such taxable year. Under rules prescribed by Section 265, the amount of interest otherwise deductible by such financial institutions in any taxable year which is deemed to be attributable to tax-exempt obligations acquired after August 7, 1986, will be the amount that bears the same ratio to the interest deduction otherwise allowable (determined without regard to Section 265) to the taxpayer for the taxable year as the taxpayer's average adjusted basis (within the meaning of Section 1016) of tax-exempt obligations acquired after August 7, 1986, bears to such average adjusted basis for all assets of the taxpayer. The U.S. Treasury Department has proposed extending the financial institution ruling to all corporations.

     We also call attention to the fact that, under Section 265 of the Code, interest on indebtedness incurred or continued to purchase or carry Units by taxpayers other than certain financial institutions, as referred to above, is not deductible for Federal income tax purposes. Under rules used by the Internal Revenue Service for determining when borrowed funds are considered used for the purpose of purchasing or carrying particular assets, the purchase of Units may be considered to have been made with borrowed funds even though the borrowed funds are not directly traceable to the purchase of units. However, these rules generally do not apply to interest paid on indebtedness incurred for

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expenditures of a personal nature such as a mortgage incurred to purchase or improve a personal residence.

     "The Revenue Reconciliation Act of 1993" (the "Tax Act") subjects tax-exempt bonds to the market discount rules of the Code effective for bonds purchased after April 30, 1993. In general, market discount is the amount (if any) by which the stated redemption price at maturity exceeds an investor's purchase price (except to the extent that such difference, if any, is attributable to original issue discount not yet accrued), subject to a statutory de minimis rule. Market discount can arise based on the price the Trust pays for Bonds or the price a Certificateholder pays for his or her units. Under the Tax Act, accretion of market discount is taxable as ordinary income; under prior law, the accretion had been treated as capital gain. Market discount that accretes while the Trust holds a Bond would be recognized as ordinary income by the Certificateholders when principal payments are received on the Bonds, upon sale or at redemption (including early redemption), or upon the sale or redemption of his or her units, unless a Certificateholder elects to include market discount in taxable income as it accrues.

     Chapman and Cutler has expressed no opinion with respect to taxation under any other provisions of Federal law. Ownership of the Units may result in collateral Federal income tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.




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     We have not examined any of the Bonds to be deposited and held in the Trust or the proceedings for the issuance thereof or the opinions of bond counsel with respect thereto, and therefore express no opinion as to the exemption from state income taxes of interest on the Bonds if received directly by a Certificateholder.

                                    Very truly yours,



                                    Chapman And Cutler

MJK/slm